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                                                 Exhibits 99.B15 and 99.B16



                AMERICAN NATIONAL VARIABLE LIFE SEPARATE ACCOUNT

                      AMERICAN NATIONAL INSURANCE COMPANY



                                EXHIBIT NO. 15

              ACTUARIAL BASIS OF PAYMENT AND CASH VALUE ADJUSTMENT
                     PURSUANT TO RULE 6e-3 (T)(b)(13)(V)(B)



                                EXHIBIT NO. 16

                             PROCEDURES MEMORANDUM
                      PURSUANT TO RULE 6e-3(T)(b)(12)(II)
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                  Description of American National's Purchase,
                Redemption, and Transfer Procedures for Policies

  This document sets forth the administrative procedures that will be followed by American National Insurance Company ("American National") in connection with the issuance of its Variable Universal Life Insurance Policy ("Policy") described in this Registration Statement, the transfer of assets held thereunder, and the redemption by Policyowners of their interests in the Policies.

  1. "Public Offering Price":  Purchase and

     Related Transactions
     --------------------------------------

  Set out below is a summary of the principal Policy provisions and administrative procedures which might be deemed to constitute, either directory or indirectly, a "purchase" transaction. The summary shows that, because of the insurance nature of the Policies, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and contractual plans.

  (a) Premium Schedules and Underwriting Standards
      --------------------------------------------

  Premiums for the Policies will not be the same for all Policyowners. American National will require the Policyowner to pay a first Premium sufficient to keep the Policy in force for one policy month. The policy is a flexible premium policy because there is no fixed schedule for premium payments except for the Coverage Premium required to be paid during the first two policy years.

The Policyowner may establish a schedule of Premium payments ("Planned Periodic Premiums") which, during the first two Policy years may include
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the Coverage Premium.  Policyowners "Planned Periodic Premium" is subject to the maximum Premium limitation./1/ If at any time a Premium is paid which would result in total Premiums exceeding the current maximum Premium limitation set forth in the Policy, American National will accept only that portion of the Premium which will make total Premiums equal that amount. Any portion of the Premium in excess of that amount will be returned to the Policyowner and no further Premiums will be accepted until allowed by the current maximum Premium limitations set forth in the Policy.

  The Policy will remain in force so long as the Surrender Value is sufficient to pay certain monthly charges imposed in connection with the Policy. American National agrees to provide a Guaranteed Coverage Benefit during the first two policy years so long as the Coverage Premium is paid. The amount of premium, if any, that must be paid to keep the Policy in force depends upon the Surrender Value, which in turn depends on such factors as the investment experience, the cost of insurance charge, administrative charges, applicable surrender charges, and indebtedness or the Guaranteed Coverage Benefit. The cost of insurance rate utilized in computing the cost of insurance charge will not be the same for each Policyowner. The chief reason is that the principle of pooling and distribution of mortality risks is based upon the assumption that each Policyowner incurs an insurance rate commensurate with his or her mortality risk which is actuarially determined based upon factors such as attained age, sex, risk classification and specified amount of the Policy. Accordingly, while not all Policyowners will be subject to the same cost of



                                       2
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                                                                               3


insurance rate, there will be a single "rate" for all Policyowners in a given actuarial category.

  The Policies will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws. State insurance laws prohibit unfair discrimination among Policyowners but recognize that Premiums and charges must be based upon factors such as age, sex, health and occupation.

  The Policy offered by American National contains an exchange of policy provision under which the Policyowner can exchange the Policy for a fixed benefit universal life policy issued by American National.

  The exchange shall be subject to the following rules:
  (1)  The new policy will have a current Date of Issue.

  (2) Premiums for the new policy will be based on the attained age but the risk classification will be the same as the Insured's classification on the existing Policy.

  (3) The Policyowner may elect either the same Death Benefit or the same net amount at risk as the existing Policy at the time of the exchange.

  (4) The exchange must be made within 24 months after the issuance of the existing Policy.

  (5) Any rider in force with the Policy will be issued with the new policy.

  (6) The new policy will become effective on the date of the exchange, if the Insured is then living.

  (7) No evidence of insurability will be required at the time of the
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                                                                               4



exchange.

  (8) The conversion may be subject to an equitable adjustment. There may be an increase of the "Planned Periodic Premium." The amount of the increase will be equal to the difference between the "Planned Periodic Premium" paid on the existing Policy and the "Planned Periodic Premium" on the new policy. The Accumulation Value from the Policy will be rolled into the new policy free of premium loads.

  (b) Application and Initial Premium Processing
      ------------------------------------------

  Upon receipt of a completed application, American National will follow certain insurance underwriting (i.e., evaluation of risks) procedures designed to determine whether the applicant is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed applicant before a determination can be made. A Policy will not be issued until this underwriting procedure has been completed.

  If the required minimum Premium for the policy is submitted with the application, insurance coverage will ordinarily begin on the later of the date the first Premium is received or the date of receipt of any required medical examination or other items requested in accordance with American National's underwriting requirements. If a minimum Premium is not paid with the application, insurance coverage will ordinarily begin on the date the policy is delivered to the Policyowner and the required Premium is collected. Insurance coverage may also begin on any other date mutually
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                                                                               5



agreeable to American National and the Policyowner as long as such date complies with all applicable state and federal laws and regulations.

  American National will allocate Net Premiums to the American National Investment Account, Inc.

  The minimum face amount at issue is $50,000 under American National's current rules. American National reserves the right to revise its rules form time to time to specify a different minimum face amount at issue for subsequently issued policies.

  (c) Premium Allocation
      ------------------

  In the application for a Policy, the Policyowner can allocate Net Premiums (total Premiums less any Premium expense charges) among the Subaccounts of the American National Investment Account, Inc., ("Fund") or the Fixed Account. Notwithstanding the allocation in the application, Net Premiums allocated to Subaccounts and paid during the free look period will initially be allocated to the Subaccount of the Money Market Portfolio that invests exclusively in money market instruments. Fifteen days after the Date of Issue, the Accumulation Value in this Subaccount will automatically be transferred to the Subaccounts of the "Fund" in accordance with the Policyowner's allocation percentage in the application. The allocation for future Net Premiums may be changed at anytime by providing American National with written notification or by telephone request.

  (d) Reinstatement
      -------------

  A lapsed Policy may be reinstated; any time within 5 years after the date of lapsed and before the Maturity date by submitting the following
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items to American National:

  1. A written request for reinstatement;

  2. Evidence of insurability satisfactory to American National;

  3. Payment of a Premium sufficient to keep the Policy in force for at least three months;

  4. Payment of the monthly deductions that were not collected during the Grace Period; and

  5. Reinstatement of any loan.

  Upon approval of the application for reinstatement, the effective date of reinstatement will be the Monthly Deduction Date on or next following the date of approval by American National.

  (e)  Repayment of Policy Debt
       ------------------------

  A loan made under the Policy will accrue interest on a daily basis at a rate of 6% per year. Policy Debt may be repaid at any time. As Policy Debt is repaid, the Accumulation Value in American National's General Account securing the Policy Debt, will be allocate among the Subaccounts and the Fixed Account in the same proportion that Net Premiums are being allocated at the time of repayment. American National will allocate the repayment of Policy Debt at the end of the Valuation period /2/ during which the repayment is received.

  (f) Correction of Misstatement of Age or Sex
      ----------------------------------------

  If American National discovers that the age or sex of the Policyowner has been misstated, American National will adjust the Death Benefit of the Policy by use of the cost of insurance for the correct age or sex.
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  2. "Redemption Procedure":  Surrender and Related

     Transactions
     ----------------------------------------------

  This section outlines those procedures which might be deemed to constitute redemptions under the Policy. These procedures differ in certain significant respects from the redemption procedures for mutual funds and contractual plans.

  (a)  Surrender Values
       ----------------

  At any time before the earlier of the death of the Insured or the Maturity date, the Policyowner may partially or fully surrender the Policy by sending a written request to American National. The amount available for surrender ("Surrender Value") is the Accumulation Value less any applicable surrender charge and Policy Debt at the end of the Valuation period during which the surrender request is received at American National's home office. Surrender Value will be determined on a daily basis. This will enable American National to pay a Surrender Value based on the next computed value after request is received./3/ Surrenders will generally be paid within seven days of receipt of the written request./4/ A charge is imposed on partial surrenders.

  Under American National's current procedures, if the Policy is not being fully surrendered, the amount paid upon partial surrender cannot exceed the Surrender Value at the end of the Valuation period during which the request is received. The amount of the partial surrender will be deducted from the Surrender Value on the date that the request is received. The amount will be deducted form the Subaccount or the Fixed Account in the manner
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specified by the Policyowner.

  In lieu of payment of the Surrender Value in a lump sum upon full surrender of a Policy, an election may be made to apply all or a portion of the proceeds under one of the optional methods of payment described in the Policy. The fixed benefit options are subject to the restrictions and limitations set forth in the Policy.

  (b)  Benefit Claims
       --------------

  As long as the Policy remains in force, American National will generally pay a Death Benefit to the named Beneficiary in accordance with the designated Death Benefit option within seven days after receipt of due Proof of death of the Insured. Payment of Death Benefits may, however, be postponed under certain circumstances./5/ The amount of the Death Benefit is determined at the end of the Valuation period during which the Insured dies. The Death Benefit proceeds payable under the designated Death Benefit option will be reduced by any Policy Debt and any due and unpaid charges. These proceeds will be increased by any additional insurance provided by rider and any interest payments required by applicable state laws or regulations.

  The amount of the Death Benefit is guaranteed not to be less than the current specified amount of the policy. Theses proceeds may be reduced by Policy Debt and any due and payable charges. The Death Benefit may, however, exceed the current specified amount of the Policy. The amount by which the Death Benefit exceeds the specified amount depends upon the Death Benefit Option in effect and the Accumulation Value. Under Death Benefit
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Option A, the Death Benefit will only vary whenever the specified percentage of
Accumulation Value set forth in the option exceeds the specified amount of the Policy. Under Death Benefit Option B, the Death Benefit will always vary with the Accumulation Value since the Death Benefit equals the specified amount plus the Accumulation Value less Policy Debt.

  Subject to certain limitations, a Policyowner may increase or decrease the specified amount of a Policy. A change in specified amount may affect the cost of insurance rate and the net amount at risk, both of which may affect a Policyowner's cost of insurance charge.

  Any decrease in the specified amount will become effective on the Monthly Deduction Date on or following receipt of a written request by American National. No decrease in the specified amount will be permitted during the first two policy years. The specified amount remaining in force after any requested decrease may not be less than $50,000. If following the decrease in specified amount, the Policy would not comply with the maximum Premium limitations required by federal tax law, the decrease may be limited (or if the Policyowner so elects, Accumulation Value may be returned to the Policyowner) to the extent necessary to meet these requirements. For purposes of determining the cost of insurance charge, a decrease in the specified amount will reduce the fact amount in the following order:

  (a) The specified amount provided by the most recent increase;
  (b) The next most recent increases successively; and
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                                                                              10



  (c) The specified amount when the Policy was issued.

  For an increase in the specified amount, a written ap-plication must be submitted. American National may also require that additional evidence of insurability be submitted. The effective date of the increase will be the Monthly Deduction Date on or following approval of the increase by American National. An increase need not be accompanied by an additional Premium; American national may, however, deduct any charges associated with the increase from existing Accumulation Value.

  Generally, the Death Benefit option in effect may be changed at any time by sending American National a written request for change. If the Death Benefit option is changed from Option B to Option A, the specified amount will be increased by an amount equal to the Accumulation Value on the effective date of change. Changing from option B to Option A does not required evidence of insurability. The effective date of such a change will be the Monthly Deduction Date on or following receipt of request.

  If the Death Benefit option is changed from Option A to Option B, the specified amount will be decreased by an amount equal to the Accumulation Value on the effective date of the change. This change may not be made if it would result in a specified amount less than $50,000. Changing from Option A to Option B will not require evidence of insurability. The effective date of such a change will be the Monthly Deduction Date on or following the date the request ius received by American National.

  No charges will be imposed upon a change in Death Benefit option, nor will such a change in and of itself result in an immediate change in the
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amount of the Accumulation Value.

  The amount of the benefit payable at maturity is the Surrender Value on the Maturity date. These proceeds will be reduced by any Policy Debt. This benefit will only be paid if the Insured is living on the Policy's Maturity date. The Policy will mature on the Policy anniversary date next following Insured's 95th birthday, if living.

  (c) Policy Loans
      ------------

  The Policyowner may borrow money from American National using the Policy as the only security for the loan. The maximum loan value during the first two policy years is 75% of the Surrender Value less 3 monthly deduction charges and 90% of the Surrender Value less three monthly deduction charges thereafter. Policy Debt equals the total of all Policy loans and any accrued interest on the loans. The surrender value will be determined at the end of the Valuation period during which the loan requested is received. Loans have priority over the claims of any assignee or other person. The loan and any accrued interest thereon may be repaid all or in part at any time prior to the Maturity date so long as the Insured is living. The interest rate charged on policy loans accrues daily. Interest payments are due on each policy anniversary. If unpaid when due, interest will be added to the amount of Policy Debt.

  When the loan is made or when interest is not paid when due, an amount sufficient to secure Policy Debt will be transferred out of the Separate Account and/or Fixed Account and into American National General Account as Security for the loan. The transfer will be made in the proportion
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designated by the Policyowner.  The loan will normally be advance within seven days after receipt of a written request.

  Loans will accrue interest on a daily basis at a rate of 6% per year. If unpaid when due, interest will be added to the amount of the loan and bear interest at the same rate. The Policyowner earns 4.5% interest on the Accumulation Values securing the loans.

  Policy Debt equals the total of all outstanding policy loans and accrued interest on policy loans. If Policy Debt exceeds Surrender Value less any applicable surrender charges, American National will notify the Policyowner and any assignee of record. A payment at least equal to the excess Policy Debt must be made to American National within 61 days from the date the notice is mailed, otherwise, the Policy will lapse and terminate without value. The Policy may, however, later be reinstated.

  So long as the Policy remains in force, Policy Debt may be repaid in whole or in part at any time during the Insured's life. If the Policyowner does not designate the payment as a loan repayment, American National will apply payments received as Premium payments. Upon repayment, the Accumulation Value securing the repaid portion of Policy Debt in the American National General Account will be transferred to the Subaccount of the Separate Account using the same percentage used to allocate Net Premiums. Policy Debt is subtracted from life insurance proceeds payable at the Insured's death, from Surrender Value upon complete surrender, and from Surrender Value payable at maturity.

  (d) Policy Lapsation
      ----------------
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  Lapse will only occur where Policy Debt exceeds Surrender Value, or Surrender
Value is insufficient to cover the monthly deduction, and a grace period expires without a sufficient payment. If Surrender Value is insufficient to cover the monthly deduction, the Policyowner must pay a Premium during the grace period equal to an amount after deduction of applicable premium charges, to cover the monthly deduction.

  If the Surrender Value is insufficient to recover the monthly deduction, American National will notify the Policyowner and any assignee of record of the shortfall. The Policyowner will than have a grace period of 61 days, measured from the date on which the Surrender Value was insufficient. If the sufficient payment is made during the grace period, any Net Premium paid will be allocated among the Subaccounts. Failure to make a sufficient payment within the grace period will result in lapse of the Policy. If the Insured dies during the grace period, any due and unpaid monthly deductions will be deducted form the Death Benefit. So long as the Maturity date has not yet occurred, a lapsed Policy may be reinstated any time within 5 years after the date of lapse.

  3.  Transfers
      ---------

  The Separate Account currently has fourteen Subaccounts. Each Subaccount invests exclusively in the shares of a corresponding portfolio of the "Fund". The "Fund" is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 and the Securities Act of 1933 as an open-end management investment company. Policyowners may transfer Accumulation Value between the Subaccounts of the "Fund" and the
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Fixed Account.  Four free transfers may be made in each Policy year, with a charge of $25.00 for each transfer thereafter. Accumulation Value transferred from one Subaccount into more than one Subaccount counts as one transfer. American National will effectuate transfers and determine all values in connection with transfers at the end of the Valuation period during which the transfer request is received. Once each Policy year during the thirty day period beginning on the Policy anniversary, transfer may be made from the Fixed Account to the Subaccounts. Transfers resulting from policy loans, the exercise of conversion rights, and reallocations of Accumulation Value at the expiration of the free look period, will not be subject to a transfer charge.
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                    REPRESENTATIONS RELATING TO RULE 6c-3(T)

1. This filing is made pursuant to Rule 6c-3 and 6e-3 (T) under the Investment Company Act of 1940.

2. Registrant elects to be governed by Rule 6e-3 (T) (13) (i) (A) under the Investment Company Act of 1940.

3.  Section 6e-3 (T) (b) (13) (iii) (F) has been relied upon.

4. The level of the mortality and expense risk charge is within the range of industry practice for comparable flexible or scheduled contracts.

5. The proceeds from explicit sales loads will cover the expected costs of distributing the flexible contracts.



-----------------------
/1/ The maximum Premium limitation will be set forth in the Policy. This limitation will be imposed to conform the Policy to certain restriction on Premiums contained in the Internal Revenue Code.

/2/ A Valuation period is the period between two successive Valuation dates, commencing at the close of business of each Valuation date and ending at the close of business of the next succeeding Valuation date. A Valuation date is each day that the New york Stock Exchange is open for business.

/3/ Redemption will be based on the net asset value next determined after receipt of a request.

/4/ Payment may be postponed whenever: (i) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Commission; (ii) the Commission by order permits postponement for the protection of Policyowners; or
(iii) an emergency exists, as determined by the Commission, as a result of which disposal of securities is not reasonable practicable or it is not reasonably practicable to determine the value of the "Funds" net assets. Payments under the policy of any amount paid by check may be postponed until such time as the check has cleared the Policyowner's bank.

/5/  See note /4/, supra.